UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-205992-01 (Commission File Number)

Volkswagen Auto Loan Enhanced Trust 2018-1

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

(Exact name of registrant as specified in its charter)

VW Credit, Inc.

(Exact name of Sponsor as specified in its charter)

State of Delaware	82-6650865
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2200 Woodland Pointe Avenue Herndon, Virginia (Address of principal executive offices of registrant)	20171 (Zip Code)

(703) 364-7000

(Registrant’s telephone number, including area code)

Volkswagen Auto Loan Enhanced Trust 2018-1

2.42428% Auto Loan Asset Backed Notes, Class A-1

2.81% Auto Loan Asset Backed Notes, Class A-2-A

LIBOR +0.18% Auto Loan Asset Backed Notes, Class A-2-B

3.02% Auto Loan Asset Backed Notes, Class A-3

3.15% Auto Loan Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2022	Volkswagen Auto Lease/Loan Underwritten
Funding, LLC

	By:	/s/ Garett Miles
	Name:	Garett Miles
	Title:	President and Head of Securitization

	By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer

Volkswagen Auto Loan Enhanced Trust 2018-1
By: VW Credit, Inc., as Administrator

	By:	/s/ Garett Miles
	Name:	Garett Miles
	Title:	Assistant Treasurer

	By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer